FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2009

UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ S G WILLIAMS By S G WILLIAMS SECRETARY

Date: 6 January, 2010

EXHIBIT INDEX
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EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 6 January 2010

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:     Stock Exchange Announcement dated 10 December 2009 entitled ‘Unilever CFO to step down’

Exhibit 2:     Stock Exchange Announcement dated 16 December 2009 entitled ‘Unilever appoints new CFO’

Exhibit 1:

UNILEVER CFO TO STEP DOWN
Jim Lawrence to leave Unilever at end of year

Unilever today announced that its Chief Financial Officer, James A Lawrence, has decided to resign from the boards of Unilever.
Lawrence, 57, who joined the company in September 2007, will step down from the boards of Unilever PLC and Unilever N.V. at the end of the year.
Lawrence said:  It's been an excellent time for me and I have made many good friends among my colleagues in the company. I'm delighted that Unilever is in such great shape for our shareholders and, having seen the company through an important period of transition, I'm now looking forward to pursuing new opportunities."
Michael Treschow, Chairman of Unilever, said: "I greatly appreciate Jim's significant contribution, both as Unilever's Chief Financial Officer and as a fellow board member and I wish him every success in the future"
Paul Polman, Chief Executive of Unilever, said:  We'd all like to thank Jim for the valuable experience and perspective he brought to Unilever during an important period in the company's development. We wish him well in his future endeavours."
Jim Lawrence will make himself available in the New Year to facilitate a smooth transition to his successor who will be announced shortly.

-Ends-

10th December, 2009
Notes to Editors:

•

Mr Lawrence, 57, holds an MBA from Harvard Business School and a BA in Economics from Yale University. He was Chief Financial Officer of General Mills, Inc. from 1998 to 2007 and in 2006 he was additionally appointed Vice Chairman.

•	Mr Lawrence previously worked at Northwest Airlines as Executive Vice President and Chief Financial Officer. Prior to that he was President, Pepsi-Cola, Asia Middle East and Africa.

•	Earlier in his career he was with Boston Consulting Group and Bain & Company. In 1983 he co-founded LEK Consulting, a business strategy consultancy.

•	Mr Lawrence is a non-executive director and chairman of the remuneration committee at British Airways plc.

Exhibit 2:

UNILEVER APPOINTS NEW CFO

Jean-Marc Huet to join in New Year

Unilever today announced that Jean-Marc Huet will join the company as Chief Financial Officer.

Huet, 40, currently Chief Financial Officer at Bristol-Myers Squibb, will join the business on 1st January 2010. He will be proposed for election to the boards of Unilever NV and PLC at the Annual General Meetings in May 2010.

Paul Polman, Unilever Chief Executive said "We are delighted to have attracted a candidate of Jean-Marc's talent and experience. He joins Unilever at an exciting time. His background and expertise will be important in helping us realise the growth ambitions we have for the future."

Michael Treschow, Unilever Chairman said, "I am extremely pleased to welcome Jean-Marc to Unilever. His experience in the corporate and financial world will be a great asset to the business."

Mr Huet said "I'm delighted to be joining Unilever. Paul Polman has set an ambitious vision for the company and I'm looking forward enormously to the challenge."

-Ends-

16th December, 2009

Notes to Editors:

•	Under Unilever's governance, Board appointments can only be made by shareholders at a General Meeting.

•	Mr Huet has held his current CFO position at Bristol-Myers Squibb since March 2008.

•	Previously, he held the CFO role for Royal Numico N.V., and was executive director of Investment Banking Services at Goldman Sachs International.

•	Mr Huet holds an MBA from INSEAD, France.

About Unilever

Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including thirteen €1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as Knorr, Hellmann's, Lipton, Flora, Dove, Lux, Lynx, Persil, Domestos and Marmite.

Unilever has around 174,000 employees in approaching 100 countries and generated annual sales of €40 billion in 2008. For more information about Unilever and its brands, please visit www.unilever.com

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, including any financial objectives, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.